UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of May, 2022
Commission File Number: 001-32199

SFL Corporation Ltd.
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of SFL Corporation Ltd. ("SFL" or the "Company"), dated May 12, 2022, announcing preliminary financial results for the quarter ended March 31, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL Corporation Ltd.

Date: May 13, 2022	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	SFL Management AS
(Principal Executive Officer)

Preliminary Earnings Release

Q1 2022

SFL Corporation Ltd.

Preliminary Q1 2022 results and increased quarterly cash dividend of $0.22 per share

Hamilton, Bermuda, May 12, 2022. SFL Corporation Ltd. (“SFL” or the “Company”) today announced its preliminary financial results for the quarter ended March 31, 2022.

Highlights
•73rd consecutive quarterly dividend declared, $0.22 per share
•Operating revenue of approximately $152.4 million, and net profit of $47.0 million in the first quarter
•Received charter hire1 of approximately $165.9 million in the quarter from the Company’s vessels and rigs, including $4.5 million of profit share
•Adjusted EBITDA2 of $111.3 million from consolidated subsidiaries, plus an additional $7.7 million adjusted EBITDA2 from associated companies
•Delivery of two LR2s and two Suezmax tankers which immediately commenced 5-year charters to a subsidiary of Trafigura, a world leading commodity trading and logistics company
•Agreed to assign West Linus’ drilling contract with ConocoPhillips Skandinavia AS from Seadrill to an SFL subsidiary
•Agreed to charter out six 14,000 teu container vessels to Hapag-Lloyd AG for a fixed period of 5 years, adding $540 million to the contracted backlog
•In April, the Company sold the two last VLCCs on charter to Frontline for approximately $70 million and one container vessel for approximately $13 million including $12 million in profit share

Ole B. Hjertaker, CEO of SFL Management AS, said in a comment:

«The recent sale of the two last VLCCs chartered to Frontline is noteworthy as this initially was SFL’s sole customer and all vessels were crude oil tankers. We now have a diverse fleet to multiple industry leading counterparties and continue to expand our business relationships as illustrated by the recent long term charter of six large container vessels to Hapag-Lloyd AG.

While most of our current fleet consists of container vessels, we also have investments in other maritime assets including offshore rigs. This market has shown an encouraging recovery the last two months, and our two harsh environment drilling rigs are well positioned to benefit from the increased activity level in the sector. One rig is employed on a long term market adjusted charter rate while the other rig is available for new contracts in 2023.

We added more than $1 billion to the fixed rate charter backlog during the first quarter, and with increasing long term cash flow visibility, we are pleased to increase the dividend by another 10% compared to last quarter.»

1 Charter hire represents the amounts billable in the period by the Company and its associates for chartering out vessels and rigs. This is mainly the contracted daily rate multiplied by the number of chargeable days plus any additional billable income, including profit share. Long term charter hire relates to contracts undertaken for a period greater than one year. Short term charter hire relates to contracts undertaken for a period less than one year, including voyage charters.
2 ‘Adjusted EBITDA’ is a non-U.S. GAAP measure. It represents cash receipts from operating activities before net interest, amortization and capital payments.

Quarterly Dividend
The Board of Directors has declared a quarterly cash dividend of $0.22 per share. The dividend will be paid on or around June 29, to shareholders on record as of June 15, and the ex-dividend date on the New York Stock Exchange will be June 14, 2022.

Results for the Quarter ended March 31, 2022
The Company reported total U.S. GAAP operating revenues on a consolidated basis of $152.4 million in the first quarter of 2022, compared to $152.1 million in the previous quarter. This figure is lower than the cash received as it excludes approximately $13.0 million of charter hire which is not identified as operating revenues pursuant to U.S. GAAP. This comprises of ‘repayment of investment in sales-type, direct financing leases and leaseback assets’ and revenues from entities classified as ‘investment in associates’ for accounting purposes.

The net result was impacted by non-recurring or non-cash items, including positive mark-to-market effects relating to interest rate swaps and equity investments of $10.9 million, a lump sum payment of $7.3 million from Seadrill and an increase of $0.3 million in credit loss provisions.

Reported net income pursuant to U.S. GAAP for the quarter was $47.0 million, or $0.37 per share.
Business Update
As of March 31, 2022, and adjusted for subsequent transactions, the estimated fixed rate charter backlog3 from the Company’s fleet of 71 wholly or partly owned vessels and newbuildings under construction was approximately $3.6 billion with a weighted remaining charter term of 7.1 years.

Some of the charters include purchase options which, if exercised, may reduce the fixed rate charter backlog and the average remaining charter term, but will increase capital available for new investments. Additionally, several charters include a profit sharing feature that may improve our operating results.

Most of SFL’s vessels are employed on time charters where the Company performs technical, operational, and commercial management. In addition, some vessels are employed on bareboat charters where the Company’s customers are responsible for these services.

In March, the company issued the annual ESG report which is available on our website. The report is prepared in accordance with the Marine Transportation framework established by the Sustainability Accounting Standards Board. Furthermore, the report has incorporated the principles of the UN Global Compact. For those who are assessing the Company based on the framework of the Global Report Initiative (“GRI”), SFL also publishes a GRI index referencing the report. In this year’s report, the Company has included new quantifiable targets relating to Environmental, Social and Governance categories.

Liners
SFL currently has a liner fleet of 34 wholly or partly owned container vessels and six car carriers, including four dual fuel car carriers under construction. The liner fleet generated approximately $88.2 million in gross charter hire in the quarter, including $4.4 million of profit share from fuel savings. Of the total gross charter hire, more than 90% was derived from vessels on long term charters and the remaining was derived from vessels employed in the short term market.

During the quarter, the container market remained elevated with strong freight rates and few available vessels. The conflict in Ukraine and stricter Covid-19 restrictions in China causes near term uncertainty.

3 Fixed rate backlog as per March 31, 2022 includes fully owned vessels and 100% of four partially owned 19,000 teu container vessels, which
SFL also manages. The backlog excludes charterers’ extension options and purchase options (if applicable).

As of March 31, 2022, the estimated fixed rate charter backlog3 from the wholly and partly owned liner fleet was approximately $2.5 billion, with an average remaining charter term of approximately 5.0 years or 7.7 years if weighted by charter hire. The charter backlog includes approximately $415 million in backlog from the six car carriers.

During the quarter, SFL entered into an agreement with Hapag-Lloyd AG to charter out six 14,000 teu container vessels for a firm period of five years, following the expiry of the vessels’ existing charters to Evergreen in 2023-2024. The new charter contracts will add approximately $540 million to the fixed charter backlog.

The 1,700 teu container vessel MSC Alice, which has been on a hire purchase arrangement during the last five years, was delivered to MSC subsequent to quarter end against a total purchase price of approximately $13 million. The vessel was debt free and SFL expects to record a gain of approximately $12 million in the second quarter.

Tankers
In the first quarter, SFL had a fleet of 16 crude oil, product and chemical tankers, with the majority employed on long term charters. The vessels generated approximately $30.2 million in gross charter hire during the quarter.

The tanker market remained soft in the first quarter. Industry sources indicate that the tanker market recovery has taken longer than expected and that the continued conflict in Ukraine is causing disruptions to global oil trade. The short term market outlook has recently turned more positive as a consequence of shifting oil trade patterns increasing ton-miles.

SFL has two Suezmax tankers trading in the spot market, and the net charter hire from these vessels was approximately $2.3 million in the first quarter, compared to approximately $3.1 million in the fourth quarter.

During the first quarter, the Company took delivery of two LR2 product tankers and two Suezmax tankers that immediately commenced 5-year time charters to a subsidiary of Trafigura, a world leading commodity trading and logistics company. The two transactions added a total of $325 million to the fixed rate charter backlog.

After quarter end, SFL sold the two 2004 built VLCCs Front Force and Front Energy and simultaneously agreed to terminate the vessels’ charter agreements with a subsidiary of Frontline. The sales price was approximately $70 million including a compensation from Frontline for the early termination of the charters. SFL expects to record a gain of approximately $2 million in the second quarter as a result of the sale.

Dry Bulk
The Company has 15 dry bulk carriers of which 10 were employed on long term charters, and the other five were trading in the short term market during the quarter. SFL generated approximately $26.1 million in gross charter hire from the dry bulk fleet in the first quarter, including $0.1 million of profit share.

Freight rates softened during the first quarter in line with seasonal market trends. The market weakness was most apparent on the larger vessels. According to industry sources, the dry bulk market outlook is positive as increased trade volumes and potential effects from continued port congestion is expected to absorb fleet capacity while few newbuild deliveries are scheduled in the second half of 2022.

The Company has five 57,000 dwt dry bulk vessels employed in the spot and short term market. The vessels trading in this market generated approximately $8.0 million in net charter hire during the first quarter, compared to approximately $8.6 million in the previous quarter.

Offshore
SFL owns two harsh environment drilling rigs, West Hercules and West Linus which have been chartered to subsidiaries of Seadrill since 2008 and 2014, respectively. In the first quarter, the Company received charter hire of $21.4 million from the rigs, including a $7.3 million lump sum payment relating to the termination of the West Linus charter.

In connection with Seadrill’s emergence from Chapter 11 in the first quarter, it was agreed that the drilling contract for West Linus with ConocoPhillips Skandinavia AS will be assigned from Seadrill to an SFL subsidiary. Simultaneously, SFL has entered into an agreement with Odfjell Technology, a leading supplier of offshore operations, for management services on the rig. The change will be effective as soon as customary Norwegian regulatory approvals have been obtained, currently expected to be completed in the third quarter.

West Linus is employed at the Greater Ekofisk Area and its contract runs until the end of 2028 at an indexed linked market rate with a semi-annual adjustment. The area consists of several oil and gas fields and has produced more than six billion barrels of oil equivalents since its start up in 1971. In April, The Ministry of Petroleum and Energy of Norway extended the production licenses in the Greater Ekofisk Area from 2028 to 2048 and the area’s license partners has recently announced new significant investments in future production.

The harsh environment semi-submersible rig West Hercules will remain on charter to Seadrill while it is finalizing a drilling contract with an oil major offshore Canada before redelivery to SFL in Norway, currently estimated to Q4 2022. Thereafter, a subsidiary of Odfjell Drilling, a leading harsh environment drilling rig operator, will perform commercial and operational management of the rig. The rig is already being marketed for new charter opportunities in 2023 immediately following completion of its special periodic survey planned for early 2023.

Financing and Capital Expenditure
As of March 31, 2022, SFL had approximately $149 million of cash and cash equivalents. Additionally, the Company had marketable securities of approximately $24 million, based on market prices at the end of the quarter, and was in compliance with all of its loan covenants.

After the sale of one feeder container vessel subsequent to quarter end, SFL has four debt free vessels with a combined charter free value of approximately $74 million based on average broker appraisals at quarter end.

In the first quarter, SFL closed a $100 million bank facility relating to its recent acquisition of four LR2 tankers. The loan is for a period of five years, matching the time charters to a subsidiary of Trafigura. In addition, the Company also drew down $71.5 million in conjunction with the delivery of two Suezmax vessels, also on time charters to a subsidiary of Trafigura.

At the end of the quarter, SFL had four dual fuel car carriers under construction for delivery in 2023 and 2024. The total committed remaining capital expenditures related to remaining yard instalments was approximately $247 million at quarter end. A significant portion of this is expected to be financed by debt facilities in due course.

Subsequent to quarter end, SFL sold two 2004 built VLCCs and a 2003 built feeder containership, with net proceeds of approximately $48 million after repayment of associated debt.

Strategy and Outlook
SFL continues to execute on its strategy of acquiring attractive assets with long term charters whilst maintaining the conservative profile of chartering out the majority of the vessels to operators with a strong financial and competitive position in their respective shipping and transportation markets. Over the years, SFL has also sold older, less economical assets, which has improved the overall profile of the fleet.

SFL’s diversified and extensive portfolio of top tier counterparties provides the Company with a strong platform, and the recent asset acquisitions and financing transactions are illustrative of SFL’s position in the market. Following a series of transactions recently, we now have a strong cash position and expect to continue building our business platform through new asset acquisitions and investments in order to further enhance the visibility of our cash flows and support our dividend capacity.

Accounting Items
Under accounting principles generally accepted in the United States of America (“U.S. GAAP”), long term lease financing arrangements for some of the Company’s container vessels require the Company to report seven of these vessels as ‘Vessels and equipment under finance lease, net’ with the corresponding lease debt reported as ‘finance lease liability’, short and long term.

Additionally, another ten container vessels and three VLCCs were reported as ‘Investment in sales-type, direct financing leases and leaseback assets’ in the Company’s consolidated accounts at quarter end.

Under U.S. GAAP, the partly owned affiliates owning four container vessels were accounted for as ‘investment in associates’ applying the equity method. As a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these affiliates were not included in SFL’s consolidated income statement. Instead, the net contribution from these affiliates were recognized as a combination of ‘Interest income from associates’ and ‘Results in associates’.

In SFL’s consolidated balance sheet, the total investment the Company has in assets held in such equity method investees is a combination of ‘Investment in associates’ and ‘Amount due from related parties – Long term’ as a substantial part of the investments initially undertaken in these associated companies were funded by intercompany loans provided by SFL.

In accordance with the Expected Credit Loss model for assets classified as financial assets under U.S. GAAP, a calculation of a credit loss provision is carried out each quarter on SFL’s finance lease receivables, amongst other assets, based on historical experience, current conditions and reasonable supportable forecasts, and recorded on the balance sheet with the corresponding change in the provision being recorded on the income statement. At the end of the first quarter, the Company and affiliates accounted for as associates, carried a total credit loss provision of $4.4 million.

Non-U.S. GAAP Financial Measures
In this press release the Company present additional information and measures in a way it believes will be most meaningful and useful to investors, analysts and others who use the Company’s financial information to evaluate its current and expected future cash flows. Some of the measurements the Company use are considered non-U.S. GAAP financial measures under SEC rules and regulations. In this release, SFL presents Adjusted EBITDA which is a non-U.S. GAAP financial measure as defined in SEC Regulation G. The Company believes that this non-U.S. GAAP financial measure, which may be defined and calculated differently by other companies, better explains and enhances the understanding of its business. However, this measure should not be viewed as a substitute for measures determined in accordance with U.S. GAAP.

Adjusted EBITDA is a cash measure for the Company representing the net cash received from operating activities before net interest and capital payments. It is the equivalent of charter hires billable less cash operating expenses. See Appendix 1.

Cautionary Statement Regarding Forward Looking Statements
This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions in the seaborne transportation industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which the Company operates, including shifts in consumer demand from oil towards other energy sources or changes to trade patterns for refined oil products, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, technological innovation in the sectors in which we operate and quality and efficiency requirements from customers, increased inspection procedures and more restrictive import and export controls, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, performance of the Company’s charterers and other counterparties with whom the Company deals, the impact of any restructuring of the counterparties with whom the Company deals, including the bankruptcy proceedings relating to Seadrill and certain of its subsidiaries and timely delivery of vessels under construction within the contracted price, governmental laws and regulations, including environmental regulations, that add to our costs or the costs of our customers, potential liability from pending or future litigation, potential disruption of shipping routes due to accidents, political instability, terrorist attacks, piracy or international hostilities, the length and severity of the ongoing coronavirus outbreak and governmental responses thereto and the impact on the demand for commercial seaborne transportation and the condition of the financial markets, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission. SFL disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

May 12, 2022

The Board of Directors
SFL Corporation Ltd.
Hamilton, Bermuda

Questions may be directed to SFL Management AS:

Aksel C. Olesen, Chief Financial Officer: +47 23114036
André Reppen, Chief Treasurer and Senior Vice President: +47 23114055
Marius Furuly, Vice President: +47 23114016

For more information about SFL, please visit its website: www.sflcorp.com

SFL CORPORATION LTD.
FIRST QUARTER 2022 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Mar 31,	Dec 31,	2021
except per share data)	2022	2021	(audited)
Charter revenues: operating lease	143,695	140,179	466,598
Charter revenues: sales-type, direct financing and leaseback assets (excluding charter hire treated as Repayments)(1)	4,213	4,371	26,094
Profit share income	4,481	7,511	20,704
Total operating revenues	152,389	152,061	513,396
Gain on sale of assets and termination of charters	—	39,349	39,405

Vessel operating expenses	(43,534)	(42,630)	(156,732)
Administrative expenses	(4,839)	(3,501)	(12,974)
Depreciation	(44,688)	(42,433)	(138,330)
Vessel impairment charge	—	—	(1,927)
Total operating expenses	(93,061)	(88,564)	(309,963)

Operating income	59,328	102,846	242,838

Results in associates	699	770	4,194
Interest income from associates	1,125	1,150	6,921
Interest income, other	21	230	529
Interest expense	(22,587)	(22,809)	(90,385)
Amortization of deferred charges	(1,222)	(1,487)	(6,705)
Gain or (loss) on Investments in debt and equity securities	2,505	(3,474)	995
Income related to non-designated derivatives	7,295	1,103	4,875
Other financial items	(143)	1,791	1,081
Taxes	—	—	—
Net income	47,021	80,120	164,343

Basic earnings per share ($)	0.37	0.63	1.35

Weighted average number of shares(2)	126,785,545	126,785,545	122,140,675
Common shares outstanding(2)	126,785,545	126,785,545	126,785,545

(1) ‘Charter revenues: sales-type, direct financing and leaseback assets’ are reported net of charter hire classified as ‘Repayment of Investment in sales-type, direct financing & leaseback assets’ under US GAAP, which for the three months ended March 31, 2022 was $5.4 million (three months ended December 31, 2021: $5.3 million; full year 2021: $36.3 million).
(2) The weighted average number of shares and the number of common shares outstanding excludes approximately 11.8 million shares issued by SFL as part of share lending arrangements. The shares are owned by SFL, thus they are excluded in the calculation of earnings per share.

SFL CORPORATION LTD.
FIRST QUARTER 2022 REPORT (UNAUDITED)

BALANCE SHEET	Mar 31,	Dec 31, 2021
(in thousands of $)	2022	(audited)
ASSETS
Short term
Cash and cash equivalents(1)	149,289	145,622
Restricted cash	6,896	8,338
Investment in marketable securities	23,726	21,210
Amount due from related parties	8,615	8,557
Investment in sales-type, direct financing & leaseback assets, current portion	23,682	23,484
Other current assets	47,936	43,105

Long term
Vessels and equipment, net	2,386,444	2,230,583
Vessels and equipment under finance lease, net	645,886	656,072
Newbuildings and vessel deposits	53,780	57,093
Investment in sales-type, direct financing & leaseback assets, long term	175,709	181,282
Investment in associates(2)	16,598	16,635
Amount due from related parties - long term(2)	45,000	45,000
Other long term assets	22,898	22,316

Total assets	3,606,459	3,459,297

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	298,242	302,769
Amount due to related parties	1,514	1,295
Finance lease liability, current portion	51,795	51,204
Other current liabilities	43,023	45,048

Long term
Long term interest bearing debt, net of deferred charges	1,728,036	1,586,445
Finance lease liability, long term	459,770	472,996
Other long term liabilities	9,869	17,213

Stockholders’ equity	1,014,210	982,327

Total liabilities and stockholders’ equity	3,606,459	3,459,297
(1) Not including cash held by affiliates accounted for as ‘Investment in associates’.
(2) One of our affiliates was accounted for as ‘Investment in associates’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associates’ and any loans from the Company to the affiliate included within ‘Amount due from related parties, long term’

SFL CORPORATION LTD.
FIRST QUARTER 2022 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Mar 31,	Dec 31,	2021
	2022	2021	(audited)

OPERATING ACTIVITIES
Net income	47,021	80,120	164,343
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	47,487	45,593	151,706
Vessel impairment charge	—	—	1,927
Adjustment of derivatives to fair value recognised in net income	(8,380)	(2,613)	(11,591)
(Gain) or loss on Investments in debt and equity securities	(2,505)	3,474	(995)
Results in associates	(699)	(770)	(4,194)
Gain on sale of assets and termination of charters	—	(39,349)	(39,405)
Repayment of Investment in sales-type, direct financing & leaseback assets	5,357	5,332	36,276
Other, net	608	602	1,799
Change in operating assets and liabilities	(7,382)	(891)	(6,271)
Net cash provided by operating activities	81,507	91,498	293,595

INVESTING ACTIVITIES
Purchase of vessels and capital improvements in progress	(179,056)	(135,434)	(520,271)
Net investment in newbuildings and vessel deposits	(7,687)	(11,362)	(61,351)
Proceeds from sale of vessels and termination of charters	—	98,138	183,886
Cash received from associates	734	736	9,998
Other assets / investments	10,954	(440)	(1,312)
Net cash used in investing activities	(175,055)	(48,362)	(389,050)

FINANCING ACTIVITIES
Repayments of finance lease liability	(12,635)	(12,410)	(48,887)
Proceeds from long and short term debt	206,600	70,750	586,750
Repayment of long and short term debt	(71,143)	(34,578)	(301,451)
Resale (repurchase) of Company bonds	—	(144,673)	(215,098)
Expenses paid in connection with securing finance	(1,692)	(1,717)	(8,025)
Cash received from share issuance	—	—	89,280
Cash dividends paid	(25,357)	(22,821)	(77,552)
Net cash provided by/ (used in) financing activities	95,773	(145,449)	25,017

Net increase/ (decrease) in cash, cash equivalents and restricted cash	2,225	(102,313)	(70,438)
Cash, cash equivalents and restricted cash at beginning of period	153,960	256,273	224,398
Cash, cash equivalents and restricted cash at end of period	156,185	153,960	153,960

ASSOCIATED COMPANIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
FIRST QUARTER 2022 (UNAUDITED)

Please note that full preliminary accounts for River Box Holding Inc. (4x 19,000 teu container vessels) are available from the Company's website: www.sflcorp.com

Condensed income statement data for the three months ended March 31, 2022

River Box
(in thousands of $)	Holding Inc
Share presented	49.9%
Charter revenues - direct financing leases (net of charter hire treated as Repayment of investment in direct financing leases) (1)	4,832
Interest expense, related party (2)	(561)
Interest expense, other	(3,570)
Other items (3)	(2)
Net income (4)	699
(1) Charter revenues – direct financing leases’ are reported net of charter hire classified as ‘Repayment of investment in direct financing leases’ under US GAAP, which for the three months ended March 31, 2022 was $2.9 million.
(2) ‘Interest expense, related party’ from this affiliate is included in the Company’s consolidated income statement as ‘Interest income from associates’. For the three months ended March 31, 2022, the Company recorded $1.1 million from this associate. In the above table, the Company's 49.9% share of River Box Holding’s income statement is shown.
(3) ‘Other items’ includes a decrease of the credit loss provision of $0.004 million for the three months ended March 31, 2022.
(4) ‘Net income from this affiliate appears in the Company’s consolidated income statement as ‘Results in associates’.

Condensed balance sheet data as of March 31, 2022

River Box
(in thousands of $)	Holding Inc (1)
Share presented	49.9%
Cash and cash equivalents	2,079
Investment in direct financing leases including current portion	256,407
Total assets	258,486

Short term and long term portions of lease liability	218,428
Other current liabilities	1,005

Long term loans from shareholders, net (2)	22,455

Stockholder's equity (3)	16,598

Total liabilities and stockholder's equity	258.486

(1) 100% of River Box Holding Inc was deconsolidated on December 31, 2020 and the Company's 49.9% share is shown in the total above.
(2) The Company has a $45.0 million loan to River Box included within ‘Amount due from related parties, long term’. In the above table, the Company's 49.9% share of River Box Holding’s balance sheet is shown.
(3) ‘Stockholder’s equity’ from affiliates appears in the Company’s consolidated balance sheet as ‘Investment in associates’.

APPENDIX 1: RECONCILIATION OF ADJUSTED EBITDA
FIRST QUARTER 2022 (UNAUDITED)

Adjusted EBITDA	Three months ended
	Mar 31, 2022
(in thousands of $)	Company (excluding associates)	49.9% owned associates

Net cash provided by operating activities	81,507	3,548
Non cash movements in other assets and liabilities	7,293	5
Interest related to Non- Designated Derivatives	1,085	—
Interest expense	22,587	3,570
Interest income, other	(20)	—
Interest (income) expense from associates	(1,125)	561

Adjusted EBITDA (1)	111,327	7,684

(1)‘Adjusted EBITDA’ is a non-U.S. GAAP measure. It represents cash receipts from operating activities before net interest and capital payments.